

Mail Stop 3561

June 19, 2009

Raymond C. Kubacki, Jr.
Chief Executive Officer
Psychemedics Corporation
125 Nagog Park
Acton, MA 01720

> **Re: Psychemedics Corporation**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 27, 2009**
> **File No. 001-13738**

Dear Mr. Kubacki:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to comply in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A (T). Controls and Procedures, page 41

1.   We note your statement that disclosure controls and procedures were effective for ensuring that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified. In future filings, please revise to clarify, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated

to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Alternatively, you may simply state your conclusion that your disclosure controls and procedures are effective or ineffective. In your response please also clarify the effectiveness for the complete definition of disclosure controls and procedures as of December 31, 2008. See Exchange Act Rule 13a-15(e).

7. Stock Based Awards, page 37

2.   In future filings please include all of the applicable disclosure requirements required by SFAS No. 123(R). More specifically we refer you to the following paragraphs in the Statement:
- Paragraph A240.e. and the requirement to more fully disclose the method and assumptions used for measuring compensation cost for stock-based awards;
- Paragraph A240.b.(1) which requires disclosing the weighted average exercise price per share and weighted average remaining contractual life for stock unit awards; and
- The non-vested share information required by paragraph A240.b.(2).

Exhibit Index
Exhibits 31.1 and 31.2

3.   Please eliminate the titles of your certifying officers in the introductory lines of your certifications. See Item 601(b)(31) of Regulation S-K. Please confirm the inclusion of titles in each of the first lines of these certifications is not intended to limit the capacity of the individuals to provide certification in Form 10-K.

4.   We note that Exhibit 31.2 to your Form 10-K filed on March 27, 2009 is signed by your "Vice President, Controller." Item 601(b)(31) of Regulation S-K requires that you provide a certification for your principal financial officer. Please revise the certification to include the principal financial officer's title at the end of the certification.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comments may be directed to Brian McAllister at (202) 551-3341. Questions on other disclosure issues may be directed to John Dana Brown at (202) 551-3859 or David Link at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director